UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          TRANSKARYOTIC THERAPIES, INC.
                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)

                                    893735100
                                 (CUSIP NUMBER)

                                  JUNE 20, 2005
             (Date of event which requires filing of this statement)

      Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

|X|   Rule 13d-1(b)

|_|   Rule 13d-1(c)

|_|   Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act(however, see the notes).


                               Page 1 of 12 Pages

CUSIP No. 893735100                    13G                    Page 2 of 12 Pages

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Millenco, L.P.
     13-3532932
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           -0-
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          3,146,988
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         -0-
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            3,146,988
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,146,988
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     8.8%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     PN,BD
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 893735100                    13G                    Page 3 of 12 Pages

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Millennium Management, L.L.C.
     13-3804139
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           -0-
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          3,146,988
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         -0-
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            3,146,988
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,146,988
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     8.8%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     OO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 893735100                    13G                    Page 4 of 12 Pages

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Israel A. Englander
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           -0-
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          3,146,988
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         -0-
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            3,146,988
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,146,988
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     8.8%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 893735100                    13G                    Page 5 of 12 Pages

Item 1.

(a)   Name of Issuer

        TRANSKARYOTIC THERAPIES, INC., a Delaware corporation (the "Company").

(b)   Address of Issuer's Principal Executive Offices:

        700 Main Street
        Cambridge, MA 02139

Item 2(a).  Name of Person Filing
Item 2(b).  Address of Principal Business Office
Item 2(c).  Citizenship

        Millenco, L.P.
        c/o Millennium Management, L.L.C.
        666 Fifth Avenue
        New York, New York 10103
        Citizenship: Delaware

        Millennium Management, L.L.C.
        666 Fifth Avenue
        New York, New York 10103
        Citizenship: Delaware

        Israel A. Englander
        c/o Millennium Management, L.L.C.
        666 Fifth Avenue
        New York, New York 10103
        Citizenship: United States

(d)   Title of Class of Securities

      Common Stock, $0.01 par value ("Common Stock")

(e)   CUSIP Number

      893735100

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a) |X| Broker or dealer registered under Section 15 of the Act (15 U.S.C.
        78o).

(b) |_| Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) |_| Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C.
        78c).

(d) |_| Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) |_| An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) |_| An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

CUSIP No. 893735100                    13G                    Page 6 of 12 Pages

(g) |X| A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h) |_| A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) |_| A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) |X| Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. |_|

Item 4. Ownership

      Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)   Amount Beneficially Owned

      As of the date of this filing, each Reporting Person may be deemed to be the beneficial owner of 3,146,988 shares of Common Stock owned outright by Millenco, L.P., a Delaware limited partnership ("Millenco").

      Millennium Management, L.L.C., a Delaware limited liability company ("Millennium Management"), is the general partner of Millenco, and consequently may be deemed to have voting control and investment discretion over securities owned by Millenco. Israel A. Englander ("Mr. Englander") is the managing member of Millennium Management. As a result, Mr. Englander may be deemed to be the beneficial owner of any shares deemed to be beneficially owned by Millennium Management. The foregoing should not be construed in and of itself as an admission by Millennium Management or Mr. Englander as to beneficial ownership of the shares owned by Millenco.

      Note: Millennium Partners, L.P., a Cayman Islands limited partnership ("Partners"), is a limited partner of Millenco. As a limited partner, Partners has no investment or voting control over Millenco or its securities positions.

      Note: Certain information regarding the holdings of the Reporting Persons with respect to voting on the Agreement and Plan of Merger dated as of April 21, 2005, among Transkaryotic Therapies, Inc., Shire Pharmaceuticals Group plc and Sparta Acquisition Corp. (the "Merger") is set forth in the last paragraph of the letter attached hereto as Exhibit II.

(b)   Percent of Class

      8.8% (see Item 4(a) above), which percentage was calculated based on the aggregate number of shares of Common Stock outstanding as of June 10, 2005, 35,624,361, as reported in the Company's Definitive Proxy Statement relating to the Merger, dated as of June 27, 2005.

(c)   Number of shares as to which such person has:

      (i)   Sole power to vote or to direct the vote:

            -0-

CUSIP No. 893735100                    13G                    Page 7 of 12 Pages

      (ii)  Shared power to vote or to direct the vote

            3,146,988

      (iii) Sole power to dispose or to direct the disposition of

            -0-

      (iv)  Shared power to dispose or to direct the disposition of

            3,146,988

Item 5. Ownership of Five Percent or Less of a Class

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |_|.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

      Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

      Not applicable.

Item 8. Identification and Classification of Members of the Group

      See Exhibit I.

Item 9. Notice of Dissolution of Group

      Not applicable.

Item 10. Certification

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits:

Exhibit I: Joint Filing Agreement, dated as of June 29, 2005, by and among Millenco, L.P., Millennium Management, L.L.C. and Israel A. Englander.

Exhibit II: Letter from Andrew Bahn and Daniel Fein to the Chairman of the Board of the Company, dated June 29, 2005.

CUSIP No. 893735100                    13G                    Page 8 of 12 Pages

                                    SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: June 29, 2005

                           MILLENCO, L.P.


                           By: Millennium Management, L.L.C.
                               its general partner


                           By:  /s/ Terry Feeney
                              -------------------------------------------------
                              Name:  Terry Feeney
                              Title: Chief Operating Officer


                           MILLENNIUM MANAGEMENT, L.L.C.


                           By:  /s/ Terry Feeney
                              -------------------------------------------------
                              Name:  Terry Feeney
                              Title: Chief Operating Officer


                            /s/ Israel A. Englander by David Nolan pursuant to
                           Power of Attorney filed with SEC on June 6, 2005
                           ----------------------------------------------------
                           Israel A. Englander

CUSIP No. 893735100                    13G                    Page 9 of 12 Pages

                                    EXHIBIT I

                             JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Common Stock, $0.01 par value, of TRANSKARYOTIC THERAPIES, INC., a Delaware corporation, is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: June 29, 2005

                             MILLENCO, L.P.


                             By: Millennium Management, L.L.C.
                                 its general partner


                             By:  /s/ Terry Feeney
                                ------------------------------------------------
                                Name:  Terry Feeney
                                Title: Chief Operating Officer


                             MILLENNIUM MANAGEMENT, L.L.C.


                             By:  /s/ Terry Feeney
                                ------------------------------------------------
                                Name:  Terry Feeney
                                Title: Chief Operating Officer


                              /s/ Israel A. Englander by David Nolan pursuant to
                             Power of Attorney filed with SEC on June 6, 2005
                             ---------------------------------------------------
                             Israel A. Englander

CUSIP No. 893735100                    13G                   Page 10 of 12 Pages

                                   EXHIBIT II

                                 MILLENCO, L.P.

666 Fifth Avenue, 8th Floor                            (212) 841-4100 (Tel)
New York, N.Y. 10103                                   (212) 841-4141 (Fax)

June 29, 2005

Dr. Lydia Villa-Komaroff
Chairman of the Board
Transkaryotic Therapies, Inc.
700 Main Street
Cambridge, MA 02139

Dear Dr. Villa-Komaroff:

Millenco and its affiliates currently hold 3,147,500 shares (8.8% of the approximately 35.6 million shares outstanding) of Transkaryotic Therapies, Inc ("TKT" or the "Company"). We would like to congratulate the Company on reporting the positive results of the AIM study for I2S on June 20, 2005. Management and the board of directors should be proud of their hard work and the impact that their efforts will have on improving the lives of patients with Hunter syndrome.

With the release of the positive I2S data, the Company's lead clinical candidate, we as shareholders now possess information that the board did not have on April 21, 2005, when it approved the $37 per share cash offer from Shire Pharmaceuticals Group plc (by a 5-2 vote). We are not faulting the board for accepting the offer given the facts that it had at the time. However, as shareholders, we now have a different decision to make based on significantly more favorable information. Given the importance to TKT of the positive AIM clinical trial results, we believe that the $37 cash offer from Shire does not adequately reflect the current value of the Company. We are confident that the TKT stock would be trading well over $37 on a standalone basis in the absence of this transaction.

We approach the valuation of TKT in numerous ways, all of which yield stock prices in the mid $40's to mid $50's range. For example, below we determine values for the Company's key products by applying the current average biotech industry trading (rather then a more aggressive acquisition) multiple of 5.5 times 1-year forward sales to conservative revenue estimates for Replagal and I2S, and arrive at a TKT stock price of $45.50 per share, over 20% more then the current Shire offer. Consider the following (note all per share values are based on 42.5 million fully diluted shares outstanding, which assumes conversion of the outstanding bonds into 5.1 million shares and that in-the-money equity options total 2.5 million share equivalents):

      o I2S - Given the near-certainty of I2S approval following the positive AIM study results, we believe this product is worth upwards of $700 million, or $16.50 per share. As noted above, we arrive at this value by applying a 1-year forward revenue multiple of 5.5x to management's $300 million

CUSIP No. 893735100                    13G                   Page 11 of 12 Pages


            peak sales estimate (based on 1,500 patients with $200,000 average annual revenue per patient). We assume that peak sales can be achieved in 2012; 6 years after an expected 2006 launch, then apply a 15% discount rate. We would also note one could assign the I2S program a premium valuation because TKT will face no competition worldwide.

      o Replagal - We believe that the value of Replagal is at least $550 million, or $13 per share, based on applying a multiple of 5.5x to management's 2005 sales estimate of $95-105 million. Alternatively, we derive a similar value ($542 million) by applying a 5.5x multiple to our 2008 peak sales estimate of $150 million, and then applying a 15% discount rate.

      o Dynepo - TKT's license agreement with Shire assigns a value totaling $450 million to Dynepo ($364 million net to TKT after fees to Aventis, or $8.50 per share), and would take effect were Shire's shareholders to vote down the transaction. We believe that this $364 million value matched the net present value (NPV) that TKT would have received under the license agreement signed on April 20, 2005 by a global pharmaceutical company that formed the basis for Shire's Dynepo licensing agreement, according to the proxy. We believe that this is a fair value for a product that may generate $200+ million of peak sales by capturing a 9%+ share of the $2.3 billion European EPO market.

      o GA-GCB - We are currently assigning a modest value of $50 million ($1.18 per share) for the GA-GCB program. This value, however, would increase were the Company to report successful phase I/II trial results in 2H05 (the last patient in this trial completed treatment by April 20, 2005). We view the clinical success of this program as low risk, and investors generally ascribe substantially more value to clinical candidates as they enter Phase III trials. By 2008, the Gaucher disease market will likely total over $1 billion (up from $840 million in 2004). While inducing patients to switch from the existing therapy may prove challenging, given the high costs for treatment we believe that TKT will eventually be able to capture a 15% share of this market. However, until the Company reports Phase I/II results we are assigning only token value to this program. Therefore, we believe that GA-GCB may offer a potential source of near-term upside beyond what is included in our current valuation.

      o Cash, NOL's - Assuming conversion of the outstanding bonds, TKT would have no debt and $155 million in cash ($3.65 per share). We discounted the $340 million of NOL's on TKT's balance sheet by two-thirds to arrive at a value of $2.65 per share, a value that Shire has said is a conservative assumption regarding future utilization of these NOL's.

      o Early Stage Pipeline, Intellectual Property, Manufacturing Capabilities - Our valuation does not ascribe any value to TKT's early stage pipeline products, including LDLR/TF for Familial Hypercholesterolemia and I2S CNS, or the three additional protein replacement programs outside the LSD area. We also assign no value for TKT's gene-therapy programs which are candidates for out licensing, including GA-CSF for Anemia and Factor VIII Gene Therapy for Hemophilia A. Finally, and perhaps most importantly, we conservatively assign no value to TKT's gene-activation IP portfolio and manufacturing capabilities. We believe that these assets may offer additional value to TKT as a stand-alone Company or to an acquirer.

We believe that our $1.93 billion, $45.50 per share equity valuation is conservative (which equates to a $1.7 billion enterprise value, or $39.15 per

CUSIP No. 893735100                    13G                   Page 12 of 12 Pages

share net of cash and the $115 million discounted value noted above for the Company's NOL's). We note that our $45.50 valuation is supported by the fact that Deutsche Bank's analyst had a price target of $44 on TKT before the Shire transaction was announced and prior to the release of the I2S data. As an additional point of reference, the NASDAQ Biotechnology Index is 7% higher today then it was on March 31, 2005, the day that Shire increased its offer to $37 per share.

In order to arrive at a stock value in the $50's, we apply a 6.5x multiple on Replagal and I2S peak sales, since these products face lower then industry average competition due to their orphan drug status and may generate higher then average profitability due to the relatively small sales forces required to generate very high revenue per patient. Positive phase I/II GA-GCB results, which could be announced shortly, could add as much as $5 per share over our $45.50 valuation.

The $37 per share offer from Shire represents a $1.3 billion enterprise value (net of cash and the discounted value noted above for NOL's). Subtracting $364 million for Dynepo and $550 million for Replagal from the $1.3 billion enterprise value implies that Shire is buying the I2S franchise, GA-GCB, and all other assets for $386 million. We cannot find a way to justify this valuation.

With the near certainty of I2S approval now established, it is our current belief that the $37 offer does not appropriately value the Company and is not in the best interest of shareholders. While we have not reached any decision, we are evaluating all options regarding our position including voting our shares held on the record date (634,659 shares) against the merger and seeking appraisal rights for all of our currently owned shares. We urge the board to exercise their fiduciary responsibility and examine all alternatives to enhancing shareholder value.

We would welcome the opportunity to discuss these matters further, please feel free to contact us at 212-841-4100.

Very truly yours,


/s/ Andrew Bahn                     /s/ Daniel Fein

Andrew Bahn                         Daniel Fein
Managing Director                   Vice President

Cc:   Dr. Walter Gilbert
      Dr. Dennis H. Langer
      Mr. Jonathan S. Leff
      Mr. Rodman W. Moorhead, III
      Dr. David D. Pendergast
      Mr. Wayne P. Yetter